



In-Airport, Contactless, Food & Retail Delivery:

For Travelers, Flight Crews and Airport Employees

7.11.20

Company Overview



Purpose: To make airport travel safer by empowering travelers to order food & retail on their personal device and receive contactless delivery anywhere in the airport. AtYourGate offers travelers more food options & convenience as well as airlines the ability to feed their employees and crews safely

Mission: To remain the industry leading in-airport mobile e-commerce and gate delivery service; delivering needed food and retail items directly to the traveler's gate, the flight crew's jet bridge, or the airport employee's break room



Company Overview



Founded: July 2015 as a California, LLC; incubated and launched in San Diego

Founders: PJ Mastracchio (CEO), David Henninger (President), Chris Hartman (CXO)

Currently operating in the following states:
California (SAN, SJC, ONT, BUR Airports)
New York (LGA, JFK Airports)
New Jersey (EWR Airport)
Massachusetts (BOS Airport)
Minnesota (MSP Airport)
Oregon (PDX Airport)

Problems in the Travel Industry



Travelers: Busy, time-crunched travelers are forced to make unhealthy choices from limited options as they rush to make their flight.

Flight Crews: Flight Crews often cannot get off of the planes to get needed items to remain productive. We can meet their needs by bringing needed items to the jet bridge or on to the plane

Airport Employees: The opportunity is about quality of work life. Leveraging AtYourGate allows the airport employees to enjoy their entire breaks during a busy work day.

*Post COVID-19**, AtYourGate is now even more essential for all constituents in order to maintain social distancing and employ safe travel/work behaviors. No need to get in long lines (now 6 times longer). No need to enter crowded food courts. No need to take unnecessary health risks roaming the airport terminals.

Products and Services

AtYourGate



4:14
AtYourGate
ALL
NEWS AND GIFTS
RETAIL
RESTAURANTS
Qdoba
Restaurants
Panda Express
Restaurants
Saffron Thai
Restaurants
ARTISAN MARKET
Artisan Market
PANNIKIN

The **AtYourGate** Digital Experience:

Customers download the AtYourGate App (iTunes, Android)

Place an order from a participating concession inside the airport

Choose a delivery location and time

Delivery is performed at a departure gate, break room, ticket counter, etc.

Products and Services

Customer places order in the AtYourGate App



Concession operator receives the order



AtYourGate Brand Ambassador picks up the order



AtYourGate Brand Ambassador delivers the order to the customer



Products and Services

























AtYourGate

Concessions Partners

DUNKIN' DONUTS

McDonald's

Auntie Anne's

M·A·C

QDOBA

Camden food co. Eat right

Wendy's

Peet's COFFEE

SINCE 1956 Jersey Mike's SUBS

Chick-fil-A

PANDA EXPRESS CHINESE KITCHEN

Jack in the box

Business Strategy

Strategies:

Rapid horizontal growth with multi-year airport agreements

Deliver each AtYourGate order with great distinction

Establish profitability at each airport - cash flow positive after six to nine months

Build vertical partnerships with airlines, ride-share providers, rental car companies, and consumer packaged goods companies



Business Strategy



Business Model

Delivery Fees:
$4.99 delivery Fee from Travelers
$2.99 delivery Fee from Airport Employees/Flight Crews
Subscription model in development

Revenue Share:
Revenue share from concession operators

Other Revenue:
In-bag sampling sponsorship opportunities
Significant data opportunities

Marketing Plan

Brand Architecture



TRAVELERS
ARRIVE
HAPPY

HUMAN TOUCH

CHOOSE, DON'T SETTLE

SAVES TIME

PEACE OF MIND

EXECUTION WITH DISTINCTION

CONVENIENT   RELIABLE   PUNCTUAL

Why Will Passengers Use it?

Differentiation
Uniquely Enhanced Travel Experience

Foundational
Delivery Service

Marketing Plan

Target Markets across top 50 domestic airports

Departing Travelers – 625 Million annual occasions

Flight Crews – 25 Million annual occasions

Airport Employees – 75 Million annual occasions



Marketing Plan



Public Relations

Traditional Marketing

Promotional Calendar

Digital Marketing

Airport Network Effect

Partnership Marketing

Marketing Plan
Partnership Marketing





















Grab Partnership - A "Game Changer"



Grab is the largest e-commerce platform in airports worldwide, with omni-channel capabilities including a mobile marketplace, self-service kiosks and order at table technology provided to airports across the world. Grab was founded in 2014 and launched the mobile marketplace at Hartsfield-Jackson Atlanta International Airport in 2015.

Grab's platform is available in over 50 airports in 4 countries, processed over 5 million contactless orders, and includes digital integration relationships with American, United, Delta, Air Canada, JetBlue and Alaska airlines.

GetGrab.com

Grab Partnership - A "Game Changer"

Integrated Omni-channel Platform for Pick up & Delivery



Airport web marketplace · Airline digital channels · Grab mobile app · Third Party digital channels · Order at Table · Virtual Kiosk · Self-order / Self-checkout Kiosk · AtYourGate mobile app

Grab — AtYourGate

POS Integrations · Payment Processing · Loyalty · Offers/upselling · Hub (CMS) · Insights (BI) · Delivery · On-site Operations/Support

Leadership Team

CEO, PJ Mastracchio
20-year Serial Entrepreneur/Airport Marketing Leadership; 2 successful exits

President/COO/CMO, David Henninger
30-years in Foodservice and Retail Marketing/Sales/Operations leadership

Chief Experience Officer, Chris Hartman
20-years in technology operations leadership

EVP Operations, Anthony Trincanello
20-years in restaurant and hotel operations leadership

EVP Business Development, Steve MacKelvie
20-years JCDecaux, Airport Advertising, Marketing & Sponsorship

EVP Revenue and Partnership Development, Vince Marconi
10-years in sales and business development leadership

General Counsel, Jay Bettinger
Partner at Holland and Knight

Chief Financial Officer
Position will be filled upon closing of this raise

Chief Technical Officer
Position will be filled upon closing of this raise

Chief Operating Officer
Position will be filled upon closing of this raise



Board of Directors







Paul PJ Mastracchio
CEO, AtYourGate;
Former Board Member PSKW

David Henninger
President, AtYourGate;
Board Member Independence Fund

John Marconi
Founder & Chief Executive Officer
of Orange Coast Title;
Angel Investor



Travelers, You Are Welcome!

